Exhibit 99.1

Discussion of Q2 2004 and Recent Developments

SUMMARY

Eksportfinans’ net income before taxes was NOK 157 million in the first half-year of 2004. This is NOK 33 million lower than in the corresponding period last year, mainly due to a lower interest rate level for Norwegian kroner. Total assets for the group were NOK 110.1 billion at June 30, 2004, an increase of NOK 6.7 billion since year-end 2003.

New lending in the first half-year of 2004 totaled NOK 8.7 billion, which was an increase of NOK 2.1 billion compared with the first half-year of 2003. The activity within export-related lending showed a distinct improvement in the first half-year of 2004 compared with 2003.

During the first half-year of 2004 Eksportfinans borrowed NOK 13.9 billion in the international capital markets.

EXPORT RELATED LENDING

Disbursements of export credits and loans to international activities totaled NOK 2.9 billion in the first half-year of 2004, compared with NOK 1.8 billion in the corresponding period in 2003. The increase is partly due to the financing of international projects in co-operation with Norwegian banks.

The demand for export credits and loans for international purposes has been high in the first half-year of 2004, and particularly in the second quarter of the year. The total volume of loan applications in the first half-year of 2004 corresponded with the total application volume for the entire year 2003. Total value of loan offers accepted by clients but not yet disbursed totaled NOK 5.2 billion at June 30, 2004. This was an increase of NOK 2.1 billion since year-end 2003. This positive development is due to the increased activity in the Norwegian export sector, combined with the favorable interest rates on government supported export credits – the so-called CIRR interest rate – during the entire period. Eksportfinans manages this interest rate scheme on behalf of the Norwegian Government.

LENDING TO THE LOCAL GOVERNMENT SECTOR

Lending to the municipal sector in Norway through Eksportfinans’ subsidiary Kommunekreditt Norge AS showed a positive trend in the first six months of 2004. Between January 1 and June 30, 2004 the total lending balance to the municipal sector increased by NOK 3.8 billion to NOK 40.5 billion. In the corresponding period in 2003 the lending growth was NOK 2.7 billion.

In the first six months of 2004 Kommunekreditt Norge AS disbursed NOK 5.8 billion in new loans and draw-downs on existing loans. Of this, 82 percent were direct loans to municipalities and counties, while the remaining 18 percent were loans to municipal entities and companies with a public guarantee. The majority of the loans to the municipal sector were used for investments in nursing home facilities, schools and roads, as well as environmental investments like water supply, drainage-, cleaning- and sewage plants.

FUNDING

In the second quarter of 2004, Eksportfinans issued 26 long-term bond transactions in six different currencies, with an overall volume of NOK 9.8 billion. In the first six month period of 2004 the total long-term borrowing was NOK 13.9 billion.

Following the update of Eksportfinans’ registration with the US Securities and Exchange Commission in the first half-year of 2004, the institution issued its inaugural USD 1 billion Global bond transaction under its US Medium Term Note Program in June 2004. The transaction offered a new five-year benchmark for Eksportfinans. While 37 percent of the bonds were sold to new investors in the USA, demand for the Global bonds was also good from recurring investors in Asia and Europe.

In the second quarter of 2004, the institution continued to issue in the Swiss capital market through an increase of its bond issue with maturity in March 2009, bringing the outstanding notional amount to CHF 750 million. This is Eksportfinans’ largest CHF-issue to date, and it was very well received by the Swiss investors.

RESULTS

Net interest income for the group was NOK 192 million for the first half-year of 2004. This was NOK 27 million less than for the corresponding period in 2003. The lower interest rate level for Norwegian kroner compared with 2003 influenced the return on equity-funded assets, as well as the general return on assets, which was 0.36 percent in the first half-year of 2004. Return on assets was 0.44 percent in the first half-year period in 2003 and for 2003 as a whole.

Commissions and income related to banking services, which for the main part consist of guarantee commissions, was down from NOK 13 million in the first half-year of 2003 to NOK 3 million in the first half-year 2004. The volume was significantly reduced at the end of the second quarter 2004 compared with the corresponding period in 2003.

Net changes in the value of securities resulted in a total gain of NOK 36 million in the first quarter of 2004, NOK 10 million more than in the corresponding period in 2003. NOK 17 million were realized gains, whereas NOK 19 million were unrealized gains attributable to Eksportfinans’ trading portfolio.

Salaries and other administrative expenses and other operative expenses were NOK 69 million for the first half-year 2004, compared with NOK 61 million in the corresponding period in 2003. The increase is inter alia due to higher costs related to staffing and computer systems.

BALANCE SHEETS

The total assets for the group have increased by NOK 3.3 billion during the second quarter of 2004, and were NOK 110.1 billion at June 30, 2004.

Total lending increased by NOK 2.4 billion to NOK 61.6 billion in the first half-year of 2004. The increase from the end of the first half-year 2003 to the end of the first half-year 2004 was NOK 9.4 billion.

Total placements in securities have increased by NOK 2.7 billion since year-end 2003.

The group’s capital adequacy ratio was 18.4 percent at the end of June 2004, compared with 18.2 percent at the equivalent time in 2003. The corresponding figure at the end of 2003 was 18.4 percent.

Eksportfinans ASA

STATEMENTS OF INCOME (condensed)

	Group
	For the six months ended June		For the year
	30,		ended Dec. 31,
	(unaudited)	(unaudited)	(audited)
(in NOK millions)	2004	2003	2003
Interest and related income	1,226	1,055	2,266
Interest and related expenses	1,034	836	1,823

Net interest income	192	219	443
Commissions and income related to banking services	3	13	17
Commissions and expenses related to banking services	3	3	6
Net gains/(losses) on securities and foreign currencies	36	26	40
Other operating income	4	3	5
Salaries and other administrative expenses	62	55	118
Depreciation	6	7	15
Other operating expenses	7	6	14
Realized loan losses	0	0	0

Net income before taxes	157	190	352
Income taxes	44	54	101

Net income	113	136	251

     The accompanying notes are an integral part of these unaudited financial statements.

BALANCE SHEETS (condensed)

	Group
	As of	As of
	June 30,	December 31,
	(unaudited)	(audited)
(in NOK millions)	2004	2003
Loans and receivables due from credit institutions	3,456	2,559
Loans and receivables due from customers	60,661	58,223
Securities	43,018	40,350
Investments in joint controlled activity	1	1
Intangible assets	22	24
Fixed assets	124	126
Other assets	2,355	1,672
Prepayments and accrued revenues	423	384

Total assets	110,060	103,339

Borrowings through the issue of securities	105,345	98,191
Other liabilities	187	779
Accrued interest and other expenses	268	276
Accrued expenses and provisions	20	20
Subordinated debt	956	936
Preferred capital securities	629	595

Total liabilities	107,405	100,797
Share capital	1,594	1,594
Share premium reserve	162	162
Other equity	786	786
Net income for the period	113	0

Total shareholders’ equity	2,655	2,542

Total liabilities and shareholders’ equity	110,060	103,339

The accompanying notes are an integral part of these unaudited financial statements.

Eksportfinans ASA

NOTES TO INTERIM FINANCIAL STATEMENTS (unaudited)

1. General

These unaudited condensed consolidated interim and annual financial statements of Eksportfinans ASA have been prepared on the basis of generally accepted accounting principals in Norway and in compliance with the applicable regulations of the Norwegian Banking, Insurance and Securities Commission (the “Regulations”).

Gains in connection with sales before maturity on securities have been reclassified. Earlier these were classified as net interest income. From 2004 these are classified as net gains on securities. We have restated the relevant figures from prior to June 30, 2004 so that they will be comparable to the relevant figures following that date.

In the opinion of the management, the interim financial statements include all adjustments, which consist only of normal recurring adjustments necessary for a fair presentation of the consolidated results of operations and financial position for each year presented. The interim consolidated results are not necessarily indicative of results for the full year. The interim financial statements should be read in conjunction with the group’s audited consolidated financial statements as of, and for the year ended, December 31, 2003.

2. Capital adequacy

Capital adequacy is calculated in accordance with the applicable Regulations from the Norwegian Banking, Insurance and Securities Commission. According to the Regulations, the capital adequacy requirement is 8% of risk-weighted assets and off-balance sheet items.

Risk-weighted assets and off-balance sheet items

	Group
	June 30, 2004		Dec. 31, 2003
	(unaudited)		(audited)
(in NOK millions)	Book value	Risk- weighted value	Book value	Risk- weighted value
Total assets	89,386	17,798	86,176	17,255
Off-balance sheet items		1,873		2,204

Total risk-weighted value banking portfolio		19,671		19,459
Total risk-weighted value trading portfolio		2,928		2,403
Total currency risk		95		71

Total risk-weighted value		22,694		21,933

The group’s risk capital

	Group
(in NOK millions and in per cent of total risk-weighted value)	June 30, 2004 (unaudited)		Dec. 31, 2003 (audited)
Core capital (share capital, other equity and preferred capital securities)	3,037	13.4%	2,939	13.4%
Additional capital (subordinated debt)	1,129	5.0%	1,090	5.0%

Total risk capital	4,166	18.4%	4,029	18.4%

3. Loans and receivables due from credit institutions

	Group
	June 30, 2004	Dec. 31, 2003
(in NOK millions)	(unaudited)	(audited)
Bank deposits	1,814	1,271
Reverse repos with credit institutions	694	334
Loans (also included in note 4)	948	954

Total	3,456	2,559

The group is not permitted to sell or repledge collateral accepted on reverse repurchase transactions.

4. Loans

	Group
	June 30, 2004	Dec. 31, 2003
(in NOK millions)	(unaudited)	(audited)
Loans due from credit institutions	948	954
Loans due from customers	60,661	58,223

Total	61,609	59,177

Commercial loans	57,280	54,945
Government-supported loans	4,329	4,232

Total	61,609	59,177

Capital goods	6,251	6,074
Ships	8,492	8,821
Export-related and international activities (1)	6,347	7,559
Financing on behalf of the government (2)	17	17
Loans to Norwegian local government sector	40,502	36,706

Total	61,609	59,177

(1) Export-related and international activities consists of loans to the following categories:

	June 30, 2004	Dec. 31, 2003
(in NOK millions)	(unaudited)	(audited)
Oil and gas	387	447
Pulp and paper	1,266	1,393
Engineering and construction	425	461
Aluminum, chemicals and minerals	481	531
Pharmaceuticals	0	90
Aviation and shipping	434	1,403
Hydro electric power	175	754
Real estate management	2,920	2,331
Other categories	259	149

Total	6,347	7,559

(2) Norway, together with all the OECD countries and in cooperation with the World Bank and the International Monetary Fund, provides loans to certain countries in Eastern Europe. Eksportfinans provides the Norwegian part of these loans.

5. Securities

Book Value	Group
	June 30, 2004	Dec. 31, 2003
(in NOK millions)	(unaudited)	(audited)
Trading securities	18,450	15,652
Securities available for sale	23,709	23,852
Securities held to maturity	859	846

Total	43,018	40,350

6. Other assets

	Group
	June 30, 2004	Dec. 31, 2003
(in NOK millions)	(unaudited)	(audited)
Exchange rate adjustments for derivatives	2,175	1,467
Interim account 108 Agreement	76	108
Other	104	97

Total	2,355	1,672

7. Borrowings through the issue of securities

	Group
	June 30, 2004	Dec. 31, 2003
(in NOK millions)	(unaudited)	(audited)
Short-term debt	25,434	29,308
Long-term debt	79,911	68,883

Total	105,345	98,191

8. Other liabilities

	Group
	June 30,	Dec. 31,
	2004	2003
(in NOK millions)	(unaudited)	(audited)
Exchange rate adjustments for derivatives	0	0
Other	187	779

Total	187	779

9. Shareholders’ equity

A summary of changes in shareholders’ equity for the two years ended December 31, 2002 and 2003 and six months ended June 30, 2004, is as follows:

(in NOK millions except	Number of	Share premium	Share	Other	Net income
for number of shares)	shares	reserve	capital	equity	for the period	Total
Balance Dec 31, 2002	151,765	162	1,594	736	0	2,492

Balance at Jan 1, 2003	151,765	162	1,594	736	0	2,492
Allocations June 30, 2003		0	0	20	116	136

Balance at June 30, 2003	151,765	162	1,594	756	116	2,628

Balance at July 01, 2003	151,765	162	1,594	756	116	2,628
Restitution of allocations March 31, 2003				(20)	(116)	(136)
Allocations 2003		0	0	50	0	50

Balance Dec. 31, 2003	151,765	162	1,594	786	0	2,542

Balance at Jan 1, 2004	151,765	162	1,594	786	0	2,542
Allocations June 30, 2004		0	0	24	89	113

Balance June 30, 2004	151,765	162	1,594	810	89	2,655

10. Segment Information

Operating segments are components of a business that are evaluated regularly by dedicated senior management utilizing financial and operational information prepared specifically for the segment for the purpose of assessing performance and allocating resources.

The group has two reportable operating segments, Eksportfinans and Kommunekreditt, which also are separate legal entities.

Eksportfinans is the only specialized export lending institution in Norway and provides financing for a broad range of exports and for the internationalization of Norwegian industry, including the purchase of foreign assets and other export-related activities. Eksportfinans also provides financing for the purchase of Norwegian-produced capital goods and related services within Norway. Eksportfinans provides both commercial loans as well as government-supported financing.

Kommunekreditt makes loans to Norwegian municipalities, counties and to companies that are joint undertakings of two or more municipalities (so called joint-municipal companies) and to private independent companies against guarantees from municipalities, counties and the Norwegian Government.

Intragroup accounts and transactions have been eliminated in the segment information.

	Group
	June 30, 2004	Dec. 31, 2003
(in NOK millions)	(unaudited)	(audited)
Net interest income
Eksportfinans	140	358
Kommunekreditt	52	85

Total group	192	443

Net income after tax
Eksportfinans	88	212
Kommunekreditt	25	39

Total group	113	251

Total assets
Eksportfinans	69,202	66,208
Kommunekreditt	40,858	37,131

Total group	110,060	103,339

Total equity
Eksportfinans	2,153	2,065
Kommunekreditt	502	477

Total group	2,655	2,542

We believe intra-group transactions are undertaken on arm’s-length commercial terms.

Geographic segment information

The geographic distribution of our loan portfolio by borrower’s country is disclosed in Note 15 to our audited financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2003.

Major customers

The group has no revenues from transactions with a single external customer that amount to 10% or more of total revenues.

RATIOS AND KEY FIGURES

		Group
		For the six months ended
		June 30,
		2004	2003
	(in NOK millions, except percentages)	(unaudited)
	OPERATING STATISTICS
1.	Net interest income	192	219
2.	Income before taxes	157	190
3.	Return on equity	8.7%	10.7%
4.	Return on assets	0.36%	0.44%
5.	Net operating expenses/average assets	0.13%	0.13%

		Group
		June 30,	Dec. 31,
		2004	2003
		(unaudited)	(audited)
	BALANCE SHEET STATISTICS
6.	Total assets	110,060	103,339
7.	Total loans outstanding	61,609	59,177
8.	New loans disbursed	8,654	18,133
9.	New long-term borrowing	13,913	29,924
10.	Borrowers/Guarantors public sector share	77.2%	73.7%
11.	Capital adequacy	18.4%	18.4%
12.	Exchange rate NOK/USD	6.9408	6.6750

Definitions:

3.	Net income/average equity.

4.	Net interest income including provisions/ average assets.

5.	Net operating expenses (administrative and operating expenses + depreciation — other income)/average assets.

7.	Consists of “Loans and receivables due from customers” and part of “Loans and receivables due from credit institutions” in the balance sheet.